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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FOUNDATION COAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

35039W100

(CUSIP Number)

Thomas R. Denison
First Reserve Corporation
One Lafayette Place
Greenwich, Connecticut 06830
(203) 625-2520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 35039W100

1.	Name of Reporting Person: First Reserve GP IX, Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-209254 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,264,758

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,264,758

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,264,758

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.6%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 35039W100

1.	Name of Reporting Person: First Reserve GP IX, L.P.		I.R.S. Identification Nos. of above persons (entities only): 91-208465 3

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,264,758

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,264,758

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,264,758

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.6%

14.	Type of Reporting Person (See Instructions): PN

3

CUSIP No. 35039W100

1.	Name of Reporting Person: First Reserve Fund IX, L.P.		I.R.S. Identification Nos. of above persons (entities only): 91-208465 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,264,758

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,264,758

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,264,758

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.6%

14.	Type of Reporting Person (See Instructions): PN

4

Item 1. Security and Issuer
     This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D (the “Schedule 13D”), originally filed on January 14, 2005, is filed by First Reserve GP IX, Inc. (“First Reserve”); First Reserve GP IX, L.P. (“GP IX”), and First Reserve Fund IX, L.P. (“Fund IX”, collectively with First Reserve and GP IX, the “Reporting Persons”), and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Foundation Coal Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 999 Corporate Boulevard, Suite 300, Linthicum Heights, MD 21090. That Schedule 13D is hereby amended as set forth below.
Item 4. Purpose of Transaction
     The text of Item 4 is hereby amended by adding the following language:
     On September 14, 2005, Fund IX, the Issuer, and certain other shareholders of the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as representative of several underwriters (the “Underwriters”) providing for the sale by Fund IX of 4,250,000 shares of Common Stock to the Underwriters at a price of $35.136 per share. The Underwriters resold such shares of Common Stock in a public offering (the “Offering”) pursuant to a registration statement on Form S-1 (the “Registration Statement”) at a price of $36.60 per share. The transaction is scheduled to close on September 20, 2005.
     The Registration Statement was filed with the Securities and Exchange Commission and has been declared effective. This Amendment No. 1 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained at no cost by writing or calling the Issuer at the following address:
Foundation Coal Corporation
999 Corporate Boulevard, Suite 300
Linthicum Heights, MD 21090
(410) 689-7500
Attention: Vice President Investor & Media Relations

Item 5. Interest in Securities of the Issuer
     Item 5 is hereby deleted and restated in its entirety as follows:
     (a) As of September 14, 2005, following the sale of the shares pursuant to the Underwriting Agreement as reported in Item 4, Fund IX directly beneficially owned an aggregate of 4,264,758 shares of Common Stock, constituting approximately 9.6% of the 44,630,047 shares of Common Stock outstanding following the Offering (based on information set forth in the Registration Statement). GP IX, as the general partner of Fund IX, may be deemed to beneficially own the Common Stock beneficially owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own the Common Stock beneficially owned by Fund IX.
     (b) Fund IX shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares of Common Stock held by it with its general partner, GP IX, which in turn shares voting and dispositive power with its general partner, First Reserve.
     (c) Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Shares.
     (d) No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of, the shares of Common Stock owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended by adding the following language.
UNDERWRITING AGREEMENT
     On September 14, 2005, Fund IX, the Issuer, and certain other shareholders of the Issuer entered into the Underwriting Agreement with the Underwriters providing for the sale by Fund IX of 4,250,000 shares of Common Stock to the Underwriters at a price of $35.136 per share. The Underwriting Agreement is filed as Exhibit 2 hereto and is incorporated by reference herein. The summary of the Underwriting Agreement in Items 4 and 6 is qualified in its entirety by reference to the text of Exhibit 2 hereto.
LOCK-UP LETTER
     In connection with the execution of the Underwriting Agreement and the consummation of the Offering, Fund IX signed a lock-up letter (the “Lock-Up Letter”) with the Underwriters whereby Fund IX agreed, subject to certain exceptions, not to directly or indirectly dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from September 14, 2005, except with the prior written consent of Morgan Stanley and Citigroup Global Markets Inc. (“CGMI”), with certain exceptions. In addition, Fund IX agreed that, without the prior written consent of Morgan Stanley and CGMI, it will not during such period make any demand for or exercise any right with respect to the registration of any shares of Common Stock, provided that Fund IX may demand registration pursuant to the Registration Rights Agreement of the Issuer, dated August 17, 2004, so long as no registration statement is filed during such period.
     The Lock-Up Letter is filed as Exhibit 3 hereto and is incorporated by reference herein. The summary of the Lock-Up Letter in this Item 6 is qualified in its entirety by reference to the text of Exhibit 3 hereto.
Item 7. Material to be Filed as Exhibits
Exhibit 1. Joint Filing Agreement dated January 14, 2005 by and among Fund IX, GP IX, and First Reserve, filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 14, 2005, and incorporated herein by reference herein as Exhibit 1 to this Amendment No. 1 to Schedule 13D.
Exhibit 2. Underwriting Agreement dated September 14, 2005 by and between the Issuer, Fund IX, Blackstone FCH Capital Partners IV L.P., Blackstone Family Investment Partnership IV-A L.P., AMCI Acquistion, LLC, and Morgan Stanley (as representative of several underwriters), filed by the Issuer with the Securities and Exchange Commission on September 13, 2005 as Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-127848) and incorporated by reference herein as Exhibit 2 to this Amendment No. 1 to Schedule 13D.
Exhibit 3. Form of Lock-Up Letter signed by certain stockholders of the Issuer, filed by the Issuer with the Securities and Exchange Commission on September 13, 2005 as Exhibit A to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-127848) and incorporated by reference herein as Exhibit 3 to this Amendment No. 1 to Schedule 13D.
[Signature Page Follows]

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: September 16, 2005 First Reserve Fund IX, L.P.
By:	First Reserve GP IX, L.P., its general partner
By:	First Reserve GP IX, Inc., its general partner

By:	/s/ Thomas R. Denison
	Name:	Thomas R. Denison
	Title:	Managing Director

First Reserve GP IX, L.P.
By:	First Reserve GP IX, Inc., its general partner

By:	/s/ Thomas R. Denison
	Name:	Thomas R. Denison
	Title:	Managing Director

First Reserve GP IX, Inc.
By:	/s/ Thomas R. Denison
	Name:	Thomas R. Denison
	Title:	Managing Director